As filed with the Securities and Exchange Commission on November 23, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
Under
The Securities Act of 1933

USA MOBILITY, INC.
(Exact name of registrant as specified in its charter)

Delaware
(Jurisdiction of incorporation or organization)

16-1694797
(I.R.S. Employer Identification No.)

6677 Richmond Highway, Alexandria, Virginia 22306
(Address of principal executive offices)

Metrocall Holdings, Inc. 2003 Stock Option Plan
Arch Wireless, Inc. 2002 Stock Incentive Plan
(Full title of Plan)

Vincent D. Kelly
President and Chief Executive Officer
USA Mobility, Inc.
6677 Richmond Highway
Alexandria, VA 22306
(703) 718-6600

(Name, address and telephone number, including area code, of agent for service)

Copies to:

Jeffrey S. Sabin, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000

CALCULATION OF REGISTRATION FEE

	Amount to be		Proposed maximum		Proposed maximum	Amount of
Title of securities to be registered	registered		offering price per share		aggregate offering price	registration fee
Common Stock, par value $0.0001, of USA Mobility, Inc.	358,710	(1)	$0.27	(2)	$95,789 (2)	$12.14 (3)

Common Stock, par value $0.0001, of USA Mobility, Inc.	158,226	(4)	$36.37	(5)	$5,754,680	$729.11

Total	516,936		—		$5,850,469	$741.26

     (1) Represents the maximum aggregate number of shares of USA Mobility, Inc. common stock that may be issued upon exercise of options which have been granted under the Metrocall Holdings, Inc. 2003 Stock Option Plan and the Arch Wireless, Inc. 2002 Stock Incentive Plan. Pursuant to Rule 416 of the Securities Act of 1933, as amended, this Registration Statement also covers such number of additional shares of USA Mobility, Inc. common stock as may become available for issuance pursuant to such plans in the event of any stock splits, stock dividends or similar transactions specified in such plans.

     (2) Pursuant to Rule 457(h) and Rule 457(c) under the Securities Act, the proposed maximum offering price per share and the registration fee are based on the exercise price for the options granted under the Metrocall Holdings, Inc. 2003 Stock Option Plan and Arch Wireless, Inc. 2002 Stock Incentive Plan. The per share exercise price for options granted under the Metrocall Holdings, Inc. 2003 Stock Option Plan will be $0.302 and the per share exercise price for options granted under Arch Wireless, Inc. 2002 Stock Incentive Plan will be $0.001. The per share maximum offering price per share listed in this box represents the weighted average exercise price.

     (3) This Registration Statement includes a reoffer prospectus. Pursuant to Rule 457(h)(3), no additional fee shall be paid with respect to the securities to be offered for resale which will be acquired through the exercise of options registered hereunder.

     (4) Represents shares of USA Mobility, Inc. common stock that are currently held by the selling shareholders listed in this Registration Statement which are being offered for resale pursuant to the reoffer prospectus.

     (5) The price of $36.37 per share, which was the average of the high and low sale prices of the Registrant’s common stock on the Nasdaq National on November 18, 2004, is set forth solely for the purposes of calculating the registration fee in accordance with Rule 457(h)(3) and 457(c) promulgated under the Securities Act.

EXPLANATORY NOTE

     On March 29, 2004, Metrocall Holdings, Inc. and Arch Wireless, Inc. agreed to merge by entering into a merger agreement that contemplated that after the merger, Metrocall and Arch will become subsidiaries of a new holding company named USA Mobility, Inc., also referred to as “USA Mobility,” the “Company,” the “Registrant,” or “we” or “us.” In the merger, which was consummated on November 16, 2004, Metrocall common stockholders exchanged two million of their shares for an aggregate of $150 million of cash consideration, at $75.00 per share, and exchanged each of their remaining shares for 1.876 shares of our common stock. Arch common stockholders exchanged each of their shares for one share of our common stock.

     The Metrocall Holding, Inc. 2003 Stock Option Plan and the Arch Wireless, Inc. 2002 Stock Incentive Plan were assumed by USA Mobility. Holders of outstanding options for shares of Metrocall common stock granted under Metrocall’s 2003 Stock Option Plan received options for 1.876 shares of USA Mobility common stock per share of Metrocall common stock to which they were entitled at an exercise price per share of USA Mobility common stock equal to the exercise price per share of Metrocall common stock divided by 1.876. All outstanding options for shares of Arch common stock granted under Arch’s 2002 Stock Incentive Plan vested and holders of unexercised options for shares of Arch common stock received options for an equal number of shares of USA Mobility common stock at the same exercise price. Holders of outstanding restricted shares of Arch common stock granted under Arch’s 2002 Stock Incentive Plan and related restricted stock agreements received an equal number of shares of USA Mobility common stock, subject to like restrictions.

     USA Mobility, Inc. hereby files this Registration Statement on Form S-8 relating to its common stock, par value $.0001 per share, which may be sold upon the exercise of outstanding options granted under the plans or upon the lapse of restrictions with respect to the outstanding restricted stock granted under the Arch Wireless, Inc. 2002 Stock Incentive Plan and related restricted stock agreements.

Part I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     The documents containing the information specified in this Part I will be sent or given to employees participating in the plans as specified by Rule 428(b)(1) of the Securities Act. Such documents need not be filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

REOFFER PROSPECTUS

312,452 Shares

USA Mobility, Inc.

Common Stock

     This prospectus relates to the public offering, which is not being underwritten, of up to 312,452 shares of our common stock on behalf of the selling shareholders identified in this prospectus to whom we have issued or may issue shares of common stock, par value $0.0001 per share, as participants in the Arch Wireless, Inc. 2002 Stock Incentive Plan or Metrocall Holding, Inc. 2003 Stock Option Plan, referred to together as the “plans,” which we have assumed as a result of the merger of Metrocall Holdings, Inc. and Arch Wireless, Inc. consummated on November 16, 2004.

     The prices at which each selling shareholder may sell the shares of common stock will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares, except to the extent the optionholders pay cash in connection with the exercise of options.

     Our common stock is listed on the Nasdaq National Market under the symbol “USMO.” On November 19, 2004, the closing price for our common stock was $37.14 per share.

     Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 2.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 23, 2004.

Table of Contents

SUMMARY	1
COMPANY OVERVIEW	1
RISK FACTORS	2
Risks Related to our Business and Industry	2
Risks Related to the Merger of Metrocall and Arch	4
Risks Related to this Offering	6
FORWARD-LOOKING STATEMENTS	7
USE OF PROCEEDS	7
DETERMINATION OF OFFERING PRICE	8
SELLING SHAREHOLDERS	8
PLAN OF DISTRIBUTION	10
DESCRIPTION OF OUR CAPITAL STOCK	11
WHERE YOU CAN FIND MORE INFORMATION	14
LEGAL MATTERS	15
EXPERTS	15

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

SUMMARY

     This prospectus has been prepared pursuant to General Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3 under the Securities Act of 1933, as amended, solely with regard to the resale of our shares by the selling shareholders.

COMPANY OVERVIEW

     As a result of the recent merger of Metrocall Holdings, Inc. and Arch Wireless, Inc. consummated on November 16, 2004, Metrocall and Arch each became a wholly owned subsidiary of USA Mobility. Our principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia, 22306. Our telephone number is (703) 718-6600.

     We are a leading mobile information company providing wireless messaging and other wireless products and services to business and individual subscribers. We offer a full range of wireless messaging products and services, including one and two-way messaging services and mobile data solutions, in all 50 states, the District of Columbia, Puerto Rico, Canada, Mexico and the Caribbean. In addition to our reliable one-way network, our two-way networks have the largest high-powered terrestrial ReFLEX™ footprints in the United States. Our one and two-way networks provide coverage in Canada, Mexico and the Caribbean, and coverage through roaming partners in Central and South America. We are the preferred ReFLEX™ wireless data network provider for many of the largest telecommunication companies in the United States that source virtual network services from us and resell under their own brand names. In addition to one and two-way messaging, we offer wireless e-mail solutions, as well as mobile voice and data services through AT&T Wireless, Cingular and Nextel. We also offer Integrated Resource Management Systems with wireless connectivity solutions for medical, business, government and other campus environments. We promote our services through a nationwide sales force and through resellers domestically and internationally. For additional information on us, please refer to the information described in “Where You Can Find More Information” beginning on page 14 of this reoffer prospectus, including our filings and the filings of Metrocall and Arch with the Securities and Exchange Commission that are incorporated by reference into this reoffer prospectus.

RISK FACTORS

     In addition to the other information contained in or incorporated herein by reference, you should carefully consider the risks described below before making an investment decision. The risks described in this section are the ones we consider to be material to your decision whether to invest in our common stock. If any of the following risks occur, our business, financial condition, prospects or results of operations could be materially harmed. Accordingly, we have separated the risk factors into three sections, grouped as follows:

•	Risks Related to Our Business and Industry;

•	Risks Related to the Merger of Metrocall and Arch; and

•	Risks Related to this Offering.

Risks Related to Our Business and Industry

Continued decline in our number of one and two-way messaging units in service will result in decreased revenues that may not be offset by corresponding reductions in our operating expenses.

     Between 1999 and 2003, industry publications reported a decrease in the number of one-way messaging units in service from over 40 million in 1999 to approximately 12 million in 2003. In 2002, Metrocall and Arch together experienced declines in one-way messaging of approximately 4.6 million units or 34.3%. Metrocall and Arch together experienced further declines in one-way messaging of approximately 1.6 million units or 17.6% in 2003. In 2002, Metrocall and Arch together experienced declines in two-way messaging of approximately 8,300 units or 1.5%. In 2003, Metrocall and Arch together experienced further declines in two-way messaging of approximately 91,300 units or 16.4%, excluding units Metrocall acquired from WebLink in 2003. In the nine months ended September 30, 2004, Metrocall and Arch experienced declines in one and two-way messaging units in service of approximately 1.2 million units or 17.2% and 0.1 million units or 11.7%, respectively, from December 31, 2003.

     As a result of the decline in the number of units in service, Metrocall and Arch together experienced a reduction in annual revenues from approximately $1.3 billion in 1999 to approximately $934 million in 2003, a decline of 25.4% over that period. In the nine months ended September 30, 2004, Metrocall, excluding revenues associated with the assets acquired from WebLink in 2003, and Arch together experienced declines in revenues of approximately $151.8 million or 21.3% when compared with their collective revenues of approximately $712.2 million for the nine months ended September 30, 2003.

     We may experience similar or greater rates of decline in the number of one and two-way messaging units in service. Further, marketing and other expenses associated with adding subscriptions in our efforts to replace lost subscribers are high and would adversely affect our cash flow in the short term if these replacement efforts are successful and our business and operations in the longer term if they are not successful.

     In order to continue to generate net cash from operating activities, given the anticipated decreases in revenues described above, reductions in operating expenses have been, and will continue to be, necessary. Because there are recurring fixed costs necessary to operate one and two-way messaging networks, in the event there is only one such network in a particular market, subscriber cancellations would not be fully offset by expense reductions and, in such case, would adversely impact our cash flows. Furthermore, our efforts to consolidate the number of transmitter locations could lead to further unit cancellations because some subscribers may experience a reduction in, or possible disruptions of, service.

     We will be dependent on positive cash flows from operating activities as our principal source of liquidity. If the anticipated reductions in operating expenses are not realized, or if our revenues decline at a more rapid rate than expected and that decline cannot be offset with additional expense reductions, cash flows provided by operating activities would be adversely affected. If we are not able to achieve anticipated levels of cash flows from operating activities, we may be required to reduce desired capital expenditures, which could lead to reductions in, or possible disruptions of, service and result in higher losses of units in service.

     The decreased demand for one and two-way messaging services could result in adverse fluctuations in revenues and operating expenses. These fluctuations, if material, could have a significant impact on our cash flows and operating results, which could impair the value of our common stock.

     Finally, the downward trend in the messaging business of Metrocall and Arch may make it difficult for us to retain and attract qualified employees and management, which could have a material adverse effect on our future operating results, financial position and cash flows.

Our wireless service competitors have competitive service offerings and advantages in financial resources and brand recognition, which have reduced our market share and revenues and increased our expenses. If such competitors were to target our subscribers, such reduction in our market share and revenues and increase in our expenses could be exacerbated by significantly reducing the pricing of our competitive offerings.

     We face intense competition for subscribers not only from other providers of one and two-way messaging services such as Skytel, Inc. and Verizon Wireless Messaging LLC, but also from larger mobile telephone carriers such as Cingular Wireless, Nextel, Sprint PCS, T-Mobile, Verizon Wireless and others who have or are developing messaging services that perform comparable functions to services that are offered by us. Our subscribers comprise less than 5% of the subscribers of messaging services similar or superior to that offered by us and services performing comparable functions to those messaging services. For example, cellular carriers and traditional telephone companies have developed and commenced the installation of micro-cells and wireless networks in hospitals, resulting in a decrease in the number of our units in service in that market segment. In addition, providers of e-mail and wireless data services available through personal digital assistants (PDAs), such as Motient Corporation, have also developed two-way messaging devices that compete with messaging services offered by us.

     Many of our competitors have longer operating histories and better brand recognition than USA Mobility, Metrocall or Arch. Several of these competitors are large, diversified telecommunications companies that serve several markets and possess financial, technical and other resources significantly greater than us. Further advances in technology financed in part by these competitors could lower the prices of their services or products to levels at which our pricing for our services and products would cease to be attractive. These competitors may use their competitive advantages to target our subscribers which could result in our loss of existing or future subscribers, loss of revenues and increased expenses to stay competitive. Our loss of revenues and increased expenses would materially adversely affect the value of our common stock.

Changes in the regulations that govern our business might increase competition or make it more difficult or costly to operate our business or comply with such changes.

     The FCC has broad authority to promulgate and enforce regulations that could adversely affect our business. For example, periodic FCC auctions of new wireless licenses, or future FCC regulations which may make new spectrum available for wireless services, may increase competition by allowing more providers to enter the wireless market at relatively modest costs. In January 2004, the FCC also established new spectrum lease rules, which will provide companies greater flexibility to lease airtime from FCC licensee holders and increase the level of competition to which we are subject. Other initiatives currently being considered, such as rules for “smart” radio receivers or new means of calculating acceptable levels of interference, if adopted, could increase unlicensed wireless operations and competition in the market.

     Although Congress has generally pre-empted the rights of states to regulate market entry and the rates charged by commercial mobile radio service, or “CMRS,” providers like us, states retain the ability to regulate “other terms and conditions” of CMRS services. Therefore, we remain subject to state consumer protection, “health and safety” and similar laws, as well as local zoning ordinances affecting our tower sites. Additionally, state public utility commissions have the authority to approve our interconnection agreements with local telephone carriers.

     These changes and any other changes to the laws, rules and regulations to which we are subject may result in further competition in the already highly competitive wireless telecommunications industry and make it more difficult or costly to operate our business.

If we are unable to retain key management personnel, we might not be able to find suitable replacements on a timely basis or at all and our business could be disrupted.

     Our success depends heavily on the skills, experience and judgment of our Chief Executive Officer, Vincent D. Kelly. We do not presently carry “key man” life insurance on Mr. Kelly. If we were to lose the services of Mr. Kelly and were unable to find a suitable replacement for him on a timely basis or at all, it may result in the loss of industry knowledge, experience and contacts critical to our business, and result in the disruption of our operations. Ultimately, the loss of Mr. Kelly could materially adversely affect our ability to successfully operate our business and integrate the operations of Metrocall and Arch, which could have a material adverse effect on our business and results of operations.

Risks Related to the Merger of Metrocall and Arch

We may fail to successfully integrate the operations of Metrocall and Arch. As a result, we may not achieve the anticipated benefits of the merger.

     We face significant challenges in consolidating operations, integrating the two organizations and services in a timely and efficient manner and retaining key Metrocall and Arch executives and other personnel. Some of the key issues are managing the combined company’s networks, maintaining adequate focus on existing business and operations while working to integrate the two companies, managing the marketing and sales efforts of the combined companies, integrating Metrocall’s existing billing system into the Arch billing system and integrating other key redundant systems for the combined operations.

     The integration of Metrocall and Arch will require substantial attention from our management, particularly in light of the geographically dispersed operations and different business cultures and compensation structures at the two companies. The diversion of our management’s attention and any difficulties associated with integrating Metrocall and Arch operations could have a material adverse effect on our revenues, level of expenses and results of operations. Ultimately, the value of our common stock might be materially adversely affected.

Because the estimates of cost savings on and after completion of the merger are inherently uncertain, these cost savings may not be realized, which could materially adversely affect our cash flows, operations and stock value.

     The anticipated cost savings resulting from the combination of the businesses of Metrocall and Arch are based on a number of assumptions, including that we will be able to implement necessary cost saving programs such as headcount reductions, consolidation of geographically dispersed operations and elimination of duplicative administrative systems and programs within a projected period. In addition, the cost savings estimates assume that we will be able to realize merger efficiencies such as leverage in procuring messaging devices and other goods and services resulting from the increased size of the combined company. Failure to successfully implement cost saving programs or otherwise realize merger efficiencies could materially adversely affect our cash flows, our results of operations and, ultimately, the value of our common stock.

We have incurred and expect to incur in the future significant direct costs, severance expenses and costs of integrating the operations of Metrocall and Arch associated with the merger, which could have a material adverse effect on our cash flows.

     We have incurred and expect to incur in the future significant direct costs associated with the merger which are currently estimated to be approximately $27 million. Additionally, costs such as legal and accounting fees and expenses of Metrocall and Arch, some of the fees and expenses of financial advisors of Metrocall and Arch and regulatory filing fees, not included in the estimate of $27 million, have already been paid. In connection with the closing of the merger and following the closing, we have incurred and will incur significant severance expenses in connection with the termination of the employment of certain officers and employees of Metrocall and Arch. Further, there may be significant ongoing costs to us associated with integrating the operations of Metrocall and Arch. We will likely incur such costs as additional material expenses in the fourth quarter of 2004 and in subsequent quarters, which could have a material adverse effect on our cash flows and results of operations.

Changes in ownership of our stock could prevent us from using our consolidated tax assets to offset future taxable income, which would materially reduce our expected after-tax net income and cash flow from operations.

     Certain existing tax assets of Metrocall and Arch, consisting principally of tax basis in depreciable and amortizable assets, should be available to offset our future taxable income, thereby resulting in higher after-tax cash flow for us. These tax assets were reflected as net deferred tax assets in the aggregate amount of $219.6 million in Arch’s audited consolidated financial statements for the fiscal year ended December 31, 2003, and $213.6 million in its unaudited consolidated financial statements for the fiscal quarter ended September 30, 2004, which are incorporated herein by reference to Arch’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2003, filed March 1, 2004, and Amendment No. 1 on Form 10-K/A, filed April 29, 2004, and Arch’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed October 28, 2004, respectively. For further information regarding Arch’s net deferred tax assets, please refer to note 7, Income Taxes, in the notes to Arch’s audited consolidated financial statements for the fiscal year ended December 31, 2003.

     If we, as successor to Arch, were to undergo an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended, also referred to as the “Internal Revenue Code,” or simply the “Code,” our use of these tax assets would be significantly restricted, which would reduce our after-tax net income and cash flow and, consequently, restrain our ability to fund our operations, pay down the indebtedness we incurred in connection with the merger, and pay dividends to our stockholders.

     Generally, such an ownership change would occur if the percentage of our stock owned by any combination of our “5% shareholders,” as defined in Section 382 of the Code, increased by an amount equal to 50% or more of the outstanding shares of Arch stock since Arch emerged from bankruptcy on May 29, 2002. As of the time of the merger, the cumulative percentage change was approximately 42.7%. Subsequent trading of our stock by our 5% shareholders will be counted in determining whether we, as successor to Arch, have undergone an ownership change in the future. Furthermore, beginning on May 29, 2005, the cumulative ownership change will be measured over the trailing three-year period.

     These determinations are dependent on provisions of the tax law that are subject to varying legal and factual interpretations and on facts that are not precisely determinable at this time. In particular, the cumulative change in ownership may increase by reason of transactions in our common stock after the merger, which would increase the risk that the use of our tax assets would be limited.

We will not realize the full value of our substantial deferred tax assets unless we generate at least $531 million in taxable income and are entitled to use these tax assets. In the future, we may be required to record a valuation allowance against our deferred tax assets.

     We will need to generate at least $531 million in cumulative future taxable income to fully realize the deferred tax assets that are recorded on Arch’s books. Under current accounting rules, we will be required from time to time to consider all available positive and negative factors to determine whether it is more likely than not that some portion or all of those deferred tax assets will be realized in future periods, including estimated future taxable income and any restrictions on the use of the tax attributes that give rise to such tax assets. We expect to review our estimates and forecasts in relation to actual results and expected trends on an ongoing basis. Any failure to achieve, or changes in, those estimates and forecasts could result in the need to record a valuation allowance against some or all of the deferred tax assets. Any valuation allowance would adversely affect our results of operations and could have a material adverse effect on the value of our common stock.

If holders of Metrocall common shares properly demanding appraisal of their shares prior to the time of the Metrocall stockholders meeting perfect their appraisal rights, we may be required to pay cash for such shares which could adversely affect our cash flows and operations.

     Prior to the time of the Metrocall stockholders meeting to vote on the merger with Arch, holders of approximately 8.04% of the fully-diluted shares of Metrocall common stock purportedly demanded appraisal of their shares. If the demands of these holders are valid and properly perfected under Delaware law and not timely withdrawn, they would be entitled to be paid in cash for the “fair value” of their shares, as determined by a court proceeding in the Delaware Chancery Court. The “fair value” attributed to Metrocall common stock in such a proceeding could be more than the value of the consideration offered in exchange for Metrocall common stock in the merger. Metrocall, as our subsidiary, would be obligated to pay the entire appraised value for such shares in cash. We may not have sufficient available funds and may need to obtain additional financing to pay such amounts, which financing may not be available on commercially reasonable terms or at all. The payment of such amounts in cash and any requirement for us to obtain additional financing could materially adversely affect our cash flows and results of operations and the value of our common stock.

The completion of the merger may accelerate payment obligations under Arch’s long-term incentive plan or give rise to claims for damages under agreements related to restricted stock of Arch previously issued to certain former senior Arch executives, which may adversely affect our cash flows and results of operations and the value of our common stock.

     Under documents governing Arch’s long-term incentive plan, a “change in control” of Arch would accelerate payment obligations to certain Arch employees participating in such plan. If the merger were to constitute a “change in control,” the total payment obligations triggered under the terms of documents governing such plan would be approximately $13.6 million in the aggregate as of the completion of the merger on November 16, 2004, based on an average closing price of $31.70 for Arch common stock over the preceding ten trading days. The total amount of these payment obligations of Arch would, if the merger were to be determined to constitute a “change in control,” be payable in full within thirty days after such determination.

     Under the documents purportedly governing Arch’s obligations with respect to the 184,230 shares of restricted stock of Arch issued to the three most senior executives of Arch, whose employment was terminated prior to the merger, a “change in control” resulting from the merger might give rise to claims for damages notwithstanding Arch’s repurchase of all restricted stock issued to those three executives prior to consummation of the merger.

     No payment under the long-term incentive plan or in respect of claims for damages on account of the 184,230 shares of restricted stock of Arch previously issued to those former Arch executives has been made, other than the nominal repurchase price paid to repurchase the shares, and we do not believe that any “change in control” of Arch occurred as a result of the merger with Metrocall. However, the three former Arch officers filed an arbitration claim against Arch and certain of its subsidiaries asserting that the merger constitutes a “change in control.” The arbitration claim filed by the three former senior executives of Arch also seeks damages relating to the 184,230 shares of Arch restricted stock previously issued to them that were repurchased by Arch prior to the merger at a nominal cost. If the claims made by the three former executive officers of Arch are successful or any other Arch employees make similar claims under the long-term incentive plan and are successful, Arch, as our subsidiary, would be required to make additional payments under Arch’s long-term incentive plan and/or the restricted stock agreements with the three former senior executive officers of Arch in accordance with any applicable rulings or settlements. Such additional payments could materially increase the costs and expenses associated with the merger and may adversely affect our cash flows and results of operations and the value of our common stock.

Risks Related to this Offering

There was no trading market for our common stock prior to the consummation of the merger. If an active trading market does not develop, it may be difficult for you to sell or buy shares of our common stock and the value of your shares may be materially adversely affected.

     USA Mobility was formed by Metrocall to effect the merger and serve as the publicly-traded parent company of Metrocall and Arch following consummation of the merger. As a consequence, there was no trading market for our common stock prior to the consummation of the merger. We cannot predict the extent to which a trading market for our common stock will develop, if at all, or how liquid any such trading market might become. As a result, it may be difficult for you to sell or buy shares of our common stock and the value of your shares may be materially adversely affected.

The price of our shares may experience volatility similar to that historically experienced by Metrocall and Arch and our stock price could decline substantially due to factors such as adverse changes in general market, economic or industry conditions, the actions of our competitors and the sale of common stock covered by this reoffer prospectus.

     The market price of Metrocall and Arch common stock, respectively, has historically experienced significant volatility and although it is difficult to predict, the market price of our common stock will likely experience similar or greater volatility than that historically experienced by Metrocall and Arch, respectively.

     Many factors may cause the market price for our common stock to decline following this offering, including:

•	periodic variations in the actual and anticipated financial results of our business or other companies in the wireless messaging industry;

•	downward revisions in securities analyst’s estimates;

•	material announcements by us or our competitors; and

•	adverse changes in general market conditions or economic trends.

     The market price for our common stock could also decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. Of the estimated 29,321,552 shares of our common stock that will be issued and outstanding or reserved for issuance following the completion of this offering:

•	312,452 of the shares offered under this reoffer prospectus generally will be freely tradable in the public market;

•	an additional approximately 675,607 shares we believe to be held by WebLink Wireless I, L.P., one of the former significant stockholders of Metrocall, may be sold pursuant to a resale prospectus relating to such shares upon effectiveness of a Registration Statement on Form S-3 that we may file for the benefit of WebLink Wireless; and

•	an additional 1,878,976 shares have been reserved for issuance under a new equity incentive plan that we plan to adopt, which shares we anticipate will be freely tradable upon vesting and, in the case of any options for such shares, vesting and exercise of such options.

     The sale of all or any substantial portion of these shares at the same or substantially at the same time could result in a material decline in the market value of our common stock which might adversely impact our ability to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Transfer restrictions on our common stock could affect liquidity of our common stock and could interfere with our efforts to raise equity capital or with a change of control or acquisition transaction that our stockholders may favor.

     To help preserve our tax assets, our amended and restated certificate of incorporation contains substantial restrictions on the transfer of our common stock by or to 5% shareholders, as defined in Section 382 of the Code, or to persons who would become such 5% shareholders as a result of such transfer.

     These transfer restrictions on our common stock may not have the desired effect of preserving the use of certain of our consolidated tax attributes. However, the transfer restrictions may restrict our ability to raise equity capital or discourage, delay or prevent a merger, acquisition transaction or other change of control transaction that our stockholders may consider favorable.

Our board of directors is authorized to issue preferred stock in one or more series, which could decrease the amount of earnings and assets available for distribution to our common stockholders and adversely affect their voting rights.

     Our amended and restated certificate of incorporation authorizes our board of directors to issue from time to time and without stockholder action, one or more series of preferred stock, and to fix the relative rights and preferences of such preferred stock. The terms of any preferred stock we may issue such as dividend rights or the right to appoint one or more directors could reduce the amount of earnings and assets available for distribution to our common stockholders or otherwise adversely affect their other rights and powers, including voting rights. Moreover, any such issuance of preferred stock may make it more difficult or may discourage another party from acquiring us, even if such an acquisition would be beneficial to our common stockholders.

FORWARD-LOOKING STATEMENTS

     This reoffer prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in “Risk Factors,” as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements that appear in these disclosures, investors should carefully review the factors set forth in this prospectus under “Risk Factors” and those documents incorporated herein by reference.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling shareholders, as described below. See “Selling Shareholders” and “Plan of Distribution.” However, if all of the issued and outstanding options under the plans are exercised for cash, we would receive aggregate proceeds of approximately $95,789. To the extent we receive cash upon any exercise of the options, we currently expect to use that cash for debt repayment and general corporate purposes.

DETERMINATION OF OFFERING PRICE

     The selling shareholders may sell the shares offered by this reoffer prospectus from time to time on the Nasdaq National Market, or otherwise, at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. See “Selling Shareholders” and “Plan of Distribution.”

SELLING SHAREHOLDERS

     The selling shareholders may sell, from time to time, an aggregate of up to 312,452 shares issued to them pursuant to options or awards, if any, made to such persons under the plans. The selling shareholders are as follows:

Name of Selling Stockholder	Position
Royce Yudkoff	Chairman of our Board of Directors, formerly Chairman of the Metrocall Board of Directors

Vincent D. Kelly	President, Chief Executive Officer and a member of our Board of Directors, formerly President, Chief Executive Officer and a member of the Metrocall Board of Directors

Nicholas A. Gallopo	Member of our Board of Directors, formerly a member of the Metrocall Board of Directors

Brian O’Reilly	Member of our Board of Directors, formerly a member of the Metrocall Board of Directors

Matthew Oristano	Member of our Board of Directors, formerly a member of the Arch Board of Directors

William E. Redmond, Jr.	Member of our Board of Directors, formerly a member of the Arch Board of Directors

Samme L. Thompson	Member of our Board of Directors, formerly a member of the Arch Board of Directors

Stan F. Sech	Our Chief Operating Officer, formerly Chief Operating Officer of Metrocall

George Z. Moratis	Our Senior Vice President Finance and Treasurer, formerly Chief Financial Officer of Metrocall

Paul H. Kuzia	Formerly Arch Executive Vice President of Regulatory and Technical Affairs.

Eugene I. Davis	Formerly member of Metrocall Board of Directors

David J. Leonard	Formerly member of Metrocall Board of Directors

Steven D. Scheiwe	Formerly member of Metrocall Board of Directors

     The following table sets forth certain information known to us with respect to the ownership of our common stock as of November 22, 2004 by the selling shareholders, and as adjusted to reflect the sale of all of the shares of our common stock offered by the selling shareholders under this prospectus. The table sets forth information for each selling shareholder as follows:

(1)	The name of the selling shareholder;

(2)	The number of shares and the percentage of our common stock the selling shareholder beneficially owned as of November 22, 2004;

(3)	The number of shares of our common stock the selling shareholder may sell under this prospectus; and

(4)	Assuming the selling shareholder sells all of the shares of our common stock that he or she may sell under this prospectus, the number of shares and the percentage of our common stock the selling shareholder will beneficially own after completion of the offering.

     Pursuant to Rule 416 under the Securities Act, the numbers in the table below may change if additional shares of common stock become issuable upon exercises of the options to prevent dilution to the selling shareholders resulting from stock splits, stock dividends or similar events involving our common stock. The number of shares beneficially owned by each selling shareholder is determined under rules promulgated by the SEC, and it is not necessarily indicative of beneficial ownership for any other purpose. All information contained in the table below is based upon information provided to us by the selling shareholders and we have not independently verified this information.

     The selling shareholders may distribute their shares, from time to time, to affiliates, who may sell shares pursuant to this prospectus. The selling shareholders may also transfer shares they own by gift or transfer, and upon any such transfer the transferee could have the same right of sale as the selling shareholder making such transfer.

				Number of	Percentage of
				Shares	Common Stock
				Beneficially	Beneficially
				Owned After All	Owned After All
				Shares Underlying	Shares Underlying
				Currently	Currently
	Number of		Number of	Exercisable	Exercisable Options
	Shares of	Shares	Securities	Options Are	Are Resold Under
	Common Stock	Covered By	Underlying	Resold Under	This Reoffer
Name of Beneficial	Beneficially	This Reoffer	Unexercisable	This Reoffer	Prospectus
Owner	Owned (1)	Prospectus	Options (2)	Prospectus	(%)
Royce Yudkoff	10,815	10,815	0	0	(*	)
Vincent D. Kelly	32,428	88,708	56,280	0	(*	)
Nicholas A. Gallopo	10,809	10,809	0	0	(*	)
Brian O’Reilly	10,809	10,809	0	0	(*	)
Matthew Oristano	47,290 (3)	41,666	0	5,624	(*	)
William E. Redmond, Jr.	5,700	5,700	0	0	(*	)
Samme L. Thompson	41,666	41,666	0	0	(*	)
Stan F. Sech	0	28,140	28,140	0	(*	)
George Z. Moratis	12,972	41,112	28,140	0	(*	)
Paul H. Kuzia	600	600	0	0	(*	)
Eugene I. Davis	10,809	10,809	0	0	(*	)
David J. Leonard	10,809	10,809	0	0	(*	)
Steven D. Scheiwe	10,809	10,809	0	0	(*	)

(*)	Less than 1%

(1)	Based upon information furnished by the respective selling shareholders. Under applicable regulations, shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic interest with respect to the shares. Includes options that are exercisable within the next 60 days.

(2)	Unexercisable options with respect to the Metrocall Holdings, Inc. 2003 Stock Option Plan shall vest and become exercisable on May 5, 2005, subject to certain conditions.

(3)	Includes (i) 185 shares owned by the Oristano Foundation, a charitable trust the trustees of which are members of the Oristano family and (ii) 5,439 shares owned by Alda Limited Partnership, the general partner of which is a corporation controlled by Mr. Oristano. The shares referenced in clauses (i) and (ii) are not included in the shares offered by this reoffer prospectus.

The address of each person listed in the table is: c/o USA Mobility, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306.

PLAN OF DISTRIBUTION

     The selling shareholders may sell the shares offered by this reoffer prospectus from time to time on the Nasdaq National Market, or otherwise, at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Sales of the shares offered by this reoffer prospectus may be effected at the time of, and in connection with, the selling shareholders’ exercise of options, if any, under which we issue such shares to the selling shareholders. The selling shareholders may employ brokers or dealers in order to sell the shares offered by this reoffer prospectus. Brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. To our knowledge, no specific brokers or dealers have been designated by the selling shareholders nor has any agreement among the selling shareholders and any specific brokers or dealers been entered into relating to the sale of the shares offered by this reoffer prospectus.

     We have paid all expenses relating to the filing of our registration statement on Form S-8 of which this reoffer prospectus forms a part. The selling shareholders will bear their own costs incidental to the sale of their shares offered by this reoffer prospectus and brokers or dealers will receive commissions or discounts directly from the selling shareholders or from purchasers in amounts to be negotiated.

     In connection with any sale of shares offered by this reoffer prospectus, the selling shareholders and any brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act. The selling shareholders may choose not to offer for sale or sell any or all of the shares that may be offered by this reoffer prospectus.

DESCRIPTION OF OUR CAPITAL STOCK

     This section describes the material terms of our capital stock under our amended and restated certificate of incorporation and amended and restated bylaws. This section also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as “Delaware law.” The terms of our amended and restated certificate of incorporation and bylaws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which is incorporated by reference into this reoffer prospectus.

Authorized Capital Stock

     Total Shares. We are authorized to issue a total of 100,000,000 shares of capital stock consisting of:

•	75,000,000 shares of common stock, par value $0.0001 per share; and

•	25,000,000 shares of preferred stock, par value $0.0001 per share.

     Common Stock. As of November 22, 2004, approximately 27,500,000 shares of our common stock were issued and outstanding or reserved for issuance to holders of outstanding options. This number includes the 8.04% of the fully-diluted shares of Metrocall common stock for which appraisal has purportedly been demanded and which would otherwise be exchanged for USA Mobility common stock. This number also includes shares of USA Mobility common stock reserved to satisfy remaining general unsecured claims under Arch’s plan of reorganization pursuant to chapter 11 of the Bankruptcy Code. Our board of directors is expressly authorized to provide for the classification and reclassification of any unissued shares of common stock and the issuance thereof in one or more classes or series without the approval of our stockholders.

     Preferred Stock. There are no shares of our preferred stock currently outstanding. Our board of directors is expressly authorized to provide for the classification and reclassification of any unissued shares of preferred stock and the issuance thereof in one or more classes or series without the approval of our stockholders.

     Listing. Our common stock is listed on the NASDAQ National Market under the symbol “USMO.”

     Preemptive Rights. The holders of our common stock or preferred stock do not have preemptive rights to purchase or subscribe for our capital stock or other securities.

Our Common Stock

     Voting Rights. Each outstanding share of our common stock will be entitled to one vote per share.

     Dividends. The holders of record of our common stock will be entitled to receive dividends, when, as, and if declared by our board of directors, out of any assets legally available for the payment of dividends thereon.

     Liquidation Rights. In the event of our dissolution, liquidation or winding up, subject to the rights, if any, of the holders of any outstanding shares of USA Mobility preferred stock, holders of record of our common stock will be entitled to receive any assets made available for distribution to our stockholders ratably in proportion to the number of shares held by them.

     Regulatory Restrictions. Outstanding shares of our common stock may be redeemed by action of the board of directors to the extent necessary to prevent the loss of any governmental license or franchise, the holding of which is conditioned upon stockholders possessing prescribed qualifications.

     Transfer Restrictions. We have certain favorable consolidated tax attributes that may be available to offset our consolidated taxable income. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of these tax attributes, our amended and restated certificate of incorporation contains provisions which generally restrict transfers by or to any 5% shareholder of our common stock or any transfer that would cause a person or group of persons to become a 5% shareholder of our common stock. For a more full description of these provisions, see “Restrictions on Transfers of Common Stock; Anti-Takeover Considerations — Transfer Restrictions,” beginning on page 12. Our stockholders are advised to carefully monitor their ownership of our common stock and consult their own legal advisors and/or us to determine whether their ownership of our common stock approaches the prescribed level. All certificates representing our common stock offered by this prospectus will bear a legend indicating that such shares are subject to such transfer restrictions.

Our Preferred Stock

     Our board of directors is expressly authorized, subject to limitations prescribed by the Delaware General Corporation Law and the provisions of our amended and restated certificate of incorporation, to provide, by resolution and by filing a certificate of designation pursuant to the Delaware General Corporation Law, for the issuance from time to time of the shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and other rights of the shares of each such series and to fix the qualifications, limitations and restrictions thereon, including, but without limiting the generality of the foregoing, the following:

•	the number of shares constituting that series and the distinctive designation of that series;

•	the dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

•	whether or not that series shall have voting rights, in addition to the voting rights provided by law, and the terms of such voting rights;

•	whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as our board of directors shall determine;

•	whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

•	whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

•	the rights of the shares of that series in the event of our voluntary or involuntary liquidation, dissolution or winding up, and the relative rights of priority, if any, of payment of shares of that series; and

•	any other relative powers, preferences, and rights of that series, and qualifications, limitations or restrictions on that series.

Transfer Agent

     The transfer agent and registrar for our capital stock is Equiserve Trust Company, N.A.

Restrictions on Transfers of Common Stock; Anti-Takeover Considerations

Transfer Restrictions

     As of September 30, 2004, Arch had recorded net deferred tax assets of $213.6 million. Arch’s tax attributes consist principally of tax basis in depreciable and amortizable assets. Depreciating and amortizing this tax basis over the remaining useful life of these assets will generate tax deductions that should offset future taxable income of the combined company, resulting in higher after-tax cash flow for us, which leaves more cash available for dividends, stock repurchases and other corporate activities. To help preserve these consolidated tax attributes, our amended and restated certificate of incorporation provides for restrictions on transfer of our stock intended to prevent Arch from indirectly experiencing an “ownership change,” as such term is defined in section 382 of the Code. See risk factors relating to these tax assets beginning on page 4.

     The restrictions on transfer of our common stock apply only to transfers by or to a 5% shareholder of our common stock, and to transfers of our common stock that would cause a person or group to become a 5% shareholder of our common stock. For these purposes, the term “5% shareholder” is defined under Section 382 of the Internal Revenue Code, as described in greater detail in the risk factors beginning on page 7. After a cumulative indirect ownership change of Arch of more than 45% since its emergence from bankruptcy proceedings in May 2002 (as determined by taking into account all relevant transfers of the stock of Arch prior to the merger, including transfers pursuant to the merger) through a transfer of our common stock, any transfer of our common stock by or to a 5% shareholder of our common stock or any transfer that would cause a person or group of persons to become a 5% shareholder of our common stock, will be prohibited unless the transferee or transferor provides notice of the transfer to us and our board of directors determines in good faith that the transfer (1) would not result in a cumulative indirect ownership change of Arch of more than 47% or (2) would not increase the cumulative indirect ownership change of Arch. Prior to a cumulative indirect ownership change of Arch of more than 45%, transfers of our common stock will not be prohibited except to the extent that they result in a cumulative indirect ownership change of Arch of more than 47%, but any transfer by or to a 5% shareholder of our common stock or any transfer that would cause a person or group of persons to become a 5% shareholder of our common stock requires a notice to us. Similar restrictions apply to the issuance or transfer of an option to purchase our common stock if the exercise of the option would result in a transfer that would be prohibited pursuant to the restrictions described above. These restrictions will remain in effect until the earliest of (a) the repeal of Section 382 of the Code (or any comparable successor provision) and (b) the date on which the limitation amount imposed by Section 382 of the Code in the event of an ownership change of Arch would not be less than Arch’s net operating loss carry forward and net unrealized built-in loss. Transfers by or to us and any transfer pursuant to a merger approved by our board of directors or any tender offer to acquire all of our outstanding stock where a majority of the shares have been tendered will be exempt from these restrictions.

     The cumulative change in ownership as of the time of the merger was approximately 42.7%. The determination of this percentage ownership change is dependent on provisions of the tax law that are subject to varying legal and factual interpretations and on facts that are not precisely determinable at this time.

     Subsequent trading of our stock by our 5% shareholders will be counted in determining whether we, as successor to Arch, have undergone an ownership change in the future. Furthermore, beginning on May 29, 2005, cumulative ownership change will be measured over the trailing three-year period. The cumulative change in ownership may increase by reason of transactions in our common stock after the merger, which would increase the risk that the use of our tax assets would be limited. Any such increases in the cumulative change in ownership would increase the risk that, upon consummation of the merger, the transfer restrictions would apply to transfers of our common stock by or to 5% shareholders, or to persons who would become 5% shareholders as a result of such transfer.

Anti-Takeover Considerations

     Our amended and restated certificate of incorporation and amended and restated by-laws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of us. For a description of the provisions, see “— Transfer Restrictions” above.

     Under the Delaware business combination statute, a corporation is prohibited from engaging in any business combination with an interested stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within a three-year period did own, 15% or more of the corporation’s voting stock for a three-year period following the time the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

     A business combination generally includes:

•	mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

•	specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

     The provisions of the Delaware business combination statute do not apply to a corporation if, subject to requirements set forth in the statute, the certificate of incorporation or by-laws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

     We have not adopted any provision in our amended and restated certificate of incorporation or amended and restated bylaws to “opt-out” of the Delaware business combination statute and the statute will be applicable to business combinations involving us.

Repurchase of Unvested Shares of our Common Stock issued under the Arch 2002 Stock Incentive Plan upon Certain Events

     Under its 2002 Stock Incentive Plan, Arch issued 950,000 “restricted” shares to certain members of Arch management. As of the time of the merger, 633,998 shares had vested, 184,230 unvested shares had been repurchased by Arch, 79,000 unvested shares were in process of being repurchased and 52,772 shares are scheduled to vest on May 29, 2005. As a result of the merger, each restricted share issued and outstanding under the Arch 2002 Stock Incentive Plan was converted into a share of USA Mobility common stock subject to like restrictions, including possible repurchase of unvested shares, that were applicable to such shares prior to the merger. Any unvested shares granted under the 2002 Arch Stock Incentive Plan are currently subject to repurchase at the issue price of $0.001 per share if the employment of an employee entitled to such grant is terminated for any reason. Generally, this repurchase option expires 45 days after termination of the applicable employee’s employment.

WHERE YOU CAN FIND MORE INFORMATION

     We will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings (which do not include those documents identified as being “furnished” to the SEC, unless expressly incorporated by reference) made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) until our offering is completed.

     (1) Metrocall’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2003 filed March 25, 2004, and Amendment No. 1 on Form 10-K/A filed April 29, 2004;

     (2) Arch’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2003 filed March 1, 2004, and Amendment No. 1 on Form 10-K/A filed April 29, 2004;

     (3) Metrocall’s Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2004 filed May 10, 2004, Amendment No. 1 on Form 10-Q/A filed June 11, 2004, and Amendment No. 2 filed July 16, 2004;

     (4) Metrocall’s Quarterly Report on Form 10-Q, for the fiscal quarter ended June 30, 2004 filed August 6, 2004 and Amendment No. 1 on Form 10-Q/A filed August 20, 2004;

     (5) Metrocall’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2004 filed November 5, 2004;

     (6) Arch’s Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2004 filed May 6, 2004;

     (7) Arch’s Quarterly Report on Form 10-Q, for the fiscal quarter ended June 30, 2004 filed August 3, 2004;

     (8) Arch’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2004 filed October 28, 2004

     (9) Metrocall’s Current Report on Form 8-K filed November 18, 2003 and an amendment thereto filed January 20, 2004;

     (10) Metrocall’s Current Reports on Form 8-K filed March 16, 2004, March 31, 2004, May 6, 2004, May 10, 2004, May 17, 2004, May 25, 2004, June 2, 2004, July 1, 2004, October 12, 2004, October 14, 2004, October 21, 2004, November 1, 2004, November 4, 2004, November 9, 2004 and November 9, 2004;

     (11) Arch’s Current Reports on Form 8-K filed March 31, 2004, October 12, 2004, October 21, 2004, and October 28, 2004;

     (12) Arch’s Current Report on Form 8-K filed November 9, 2004 and an amendment thereto filed November 9, 2004; and

     (13) The Registrant’s amended and restated certificate of incorporation and the Registrant’s amended and restated bylaws are contained in the Registrant’s Current Report on Form 8-K filed November 17, 2004; and

     (14) Our Current Reports on Form 8-K filed November 17, 2004 and an amendment thereto filed November 23, 2004; and

     (15) Our Current Report on Form 8-K filed November 22, 2004.

          All documents subsequently filed by the Registrant with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all of the securities then remaining unsold, shall be deemed to be incorporated by reference in this reoffer prospectus and to be a part hereof from the date of filing of such documents.

          Any statement contained in a document incorporated by reference herein as set forth above shall be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

USA Mobility, Inc.
6677 Richmond Highway
Alexandria, Virginia 22306
Telephone: (703) 718-6600

LEGAL MATTERS

     Certain legal matters relating to the validity of the securities offered hereby have been passed upon for USA Mobility by Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York.

EXPERTS

     The consolidated balance sheet of Metrocall Holdings, Inc. at December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, stockholders’ equity/(deficit) and cash flows for the year ended December 31, 2003, the period from October 8, 2002 through December 31, 2002, and the period from January 1, 2002 through October 7, 2002 (Predecessor Company), and the financial statement schedule for the year ended December 31, 2003, the period from October 8, 2002 through December 31, 2002, and the period from January 1, 2002 through October 7, 2002 (Predecessor Company), appearing in Metrocall Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated statements of operations, stockholders’ equity/(deficit) and cash flows for the year ended December 31, 2001, appearing in Metrocall Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 were previously audited by Arthur Andersen LLP and their report thereon has not been reissued by them.

     Because Arthur Andersen LLP has not reissued their report and because we are unable to obtain a consent from Arthur Andersen LLP, you will be unable to sue Arthur Andersen LLP under the Securities Act for material misstatements or omissions, if any, in this Registration Statement and incorporated herein by reference, including the financial statements covered by their previously issued report. We believe that it is unlikely that you would be able to recover damages from Arthur Andersen LLP for any claim against them.

     The consolidated balance sheet of WebLink Wireless, Inc. as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the periods from January 1, 2002 through September 8, 2002 (Predecessor Company), and September 9, 2002 through December 31, 2002, appearing in an amendment filed on January 20, 2004 to Metrocall’s Current Report on Form 8-K filed November 18, 2003, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of Arch Wireless, Inc. as of December 31, 2003 and December 31, 2002, for the year ended December 31, 2003 and for the period from January 1, 2002 to May 31, 2002 and for the period from June 1, 2002 to December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Arch Wireless, Inc. have been so incorporated in reliance on the reports (which contains an explanatory paragraph relating to Arch Wireless, Inc.’s adoption of fresh-start accounting as described in Note 3 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Arch Wireless, Inc. for the year ended December 31, 2001 prior to the revision discussed in Note 1 to the 2002 financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Arch Wireless, Inc. for the year ended December 31, 2003 were audited by Arthur Andersen LLP, independent accountants, who have ceased operations. Arthur Andersen LLP expressed an unqualified opinion on those financial statements in their report dated March 7, 2002 (except for the matters discussed in Note 15 to the 2001 financial statements as to which the date is May 29, 2002). The report of Arthur Andersen LLP is a copy of a report previously issued by Arthur Andersen LLP, which has not been reissued by Arthur Andersen LLP.

USA Mobility, Inc.

312,452 Shares

Common Stock

REOFFER PROSPECTUS

November 23, 2004

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents

          The following documents, which have been filed by the Registrant, Metrocall Holdings, Inc. (SEC file number 0-21924) and Arch Wireless, Inc. (SEC file number 0-23232) with the Securities and Exchange Commission are incorporated by reference into this Registration Statement and shall be deemed to be a part hereof:

     (1) Metrocall’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2003 filed March 25, 2004, and Amendment No. 1 on Form 10-K/A filed April 29, 2004;

     (2) Arch’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2003 filed March 1, 2004, and Amendment No. 1 on Form 10-K/A filed April 29, 2004;

     (3) Metrocall’s Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2004 filed May 10, 2004, Amendment No. 1 on Form 10-Q/A filed June 11, 2004, and Amendment No. 2 on Form 10-Q/A filed July 16, 2004;

     (4) Metrocall’s Quarterly Report on Form 10-Q, for the fiscal quarter ended June 30, 2004 filed August 6, 2004 and Amendment No. 1 on Form 10-Q/A filed August 20, 2004;

     (5) Metrocall’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2004 filed November 5, 2004;

     (6) Arch’s Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2004 filed May 6, 2004;

     (7) Arch’s Quarterly Report on Form 10-Q, for the fiscal quarter ended June 30, 2004 filed August 3, 2004;

     (8) Arch’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2004 filed October 28, 2004;

     (9) Metrocall’s Current Report on Form 8-K filed November 18, 2003 and an amendment thereto filed January 20, 2004;

     (10) Metrocall’s Current Reports on Form 8-K filed March 16, 2004, March 31, 2004, May 6, 2004, May 10, 2004, May 17, 2004, May 25, 2004, June 2, 2004, July 1, 2004, October 12, 2004, October 14, 2004, October 21, 2004, November 1, 2004, November 4, 2004, November 9, 2004 and November 9, 2004;

     (11) Arch’s Current Reports on Form 8-K filed March 31, 2004, October 12, 2004, October 21, 2004, and October 28, 2004;

     (12) Arch’s Current Report on Form 8-K filed November 9, 2004 and an amendment thereto filed November 9, 2004;

     (13) The Registrant’s amended and restated certificate of incorporation and the Registrant’s amended and restated bylaws are contained in the Registrant’s Current Report on Form 8-K filed November 17, 2004; and

     (14) Our Current Reports on Form 8-K filed November 17, 2004 and an amendment thereto filed November 23, 2004; and

     (15) Our Current Report on Form 8-K filed November 22, 2004.

          All documents subsequently filed by the Registrant with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all of the securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

          Any statement contained in a document incorporated by reference herein as set forth above shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

          Not applicable.

Item 5. Interests of Named Experts and Counsel.

          Not applicable.

Item 6. Indemnification of Directors and Officers.

Limitations of Personal Liability of Directors and Officers

          Delaware law provides that a corporation may include in its certificate of incorporation a provision limiting or eliminating the liability of its directors to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty, except for:

•	a breach of the duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payment of a dividend or the repurchase or redemption of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

          The USA Mobility amended and restated certificate of incorporation provides that, to the fullest extent Delaware law permits the limitation or elimination of the liability of directors, no director of USA Mobility will be liable to USA Mobility or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors and Officers

          Under Delaware law, a corporation generally may indemnify directors and officers in connection with actions or proceedings in which they are involved by reason of their positions as director and officers of the corporation:

•	for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•	with respect to any criminal proceeding, they had no reasonable cause to believe that their conduct was unlawful.

          In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

          A corporation subject to Delaware law may also purchase and maintain insurance on behalf of directors, officers, employees, and agents, even if that corporation would not have the power under Delaware law to indemnify such persons under the particular liability insured against.

          The USA Mobility amended and restated certificate of incorporation and amended and restated by-laws provide that any person who was or is a party or is threatened to be a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of USA Mobility as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified and held harmless by USA Mobility to the fullest extent permitted by Delaware law. The indemnification rights conferred by USA Mobility are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, USA Mobility’s amended and restated certificate of incorporation or amended and restated by-laws, any agreement, vote of stockholders or disinterested directors or otherwise. USA Mobility is authorized to purchase and maintain insurance on behalf of its directors and officers.

          In addition, USA Mobility must advance expenses incurred by its directors and officers in defending a civil or criminal action, suit or proceeding because they are directors or officers in advance of the final disposition of the action, suit or proceeding. The payment of expenses will be made only if USA Mobility receives an undertaking by or on behalf of a director or officer to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to be indemnified by USA Mobility, as authorized by USA Mobility’s amended and restated certificate of incorporation and amended and restated by-laws. USA Mobility will honor existing indemnification agreements of current and former directors and officers of Metrocall and Arch and their subsidiaries and, for six years following the merger, indemnify all current and former officers and directors of Metrocall and Arch and their subsidiaries in accordance with indemnification provisions of the USA Mobility, Metrocall or Arch certificate of incorporation, and that the terms of the indemnification provisions of the certificates of incorporation will not be amended, repealed, or otherwise modified during the six-year period after the merger. In addition, for six years after the merger, USA Mobility will cause to be maintained liability insurance coverage with respect to matters arising at or prior to the merger for each current or former officer or director of Metrocall or Arch or any of their subsidiaries, in amounts and on terms not materially less advantageous than the coverage provided prior to the merger. USA Mobility, Metrocall or Arch will also pay all reasonable expenses incurred by any individual in enforcing his or her rights to indemnification and insurance coverage under the terms of the merger agreement.

     Furthermore, pursuant to indemnification agreements entered into between the Registrant and each of its directors and officers, the Registrant agreed to indemnify such persons to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

     The foregoing statements are subject to the detailed provisions of Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated by-laws of the Registrant and the form of indemnification agreement.

     The Registrant’s Executive and Organizational Liability Insurance Policy is designed to reimburse the Registrant for any payments made by it pursuant to the foregoing indemnification.

Item 7. Exemption From Registration Claimed.

          Not applicable.

Item 8. Exhibits.

Exhibit No.	Description of Document
4.1	Form of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed November 17, 2004)

4.2	Form of Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed November 17, 2004)

4.3	Specimen certificate of Registrant common stock, par value $0.0001 per share (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4, Registration No. 333-115769)

5.1	Opinion of Schulte Roth & Zabel LLP

23.1	Consent of Ernst & Young LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of KPMG LLP

23.4	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1)

99.1	Metrocall Holdings, Inc. 2003 Stock Option Plan

99.2	Arch Wireless, Inc. 2002 Stock Incentive Plan

99.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed November 17, 2004)

99.4	Power of Attorney

Item 9 Undertakings.

          The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement- notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this Registration Statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1)(i) and (l)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, State of Virginia, on this 23rd day of November, 2004.

USA MOBILITY, INC.

By:	/s/ Vincent D. Kelly

Vincent D. Kelly
President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated, on this 23rd day of November, 2004.

Name and Signature	Title	Date
/s/ Vincent D. Kelly	Director, President and	November 23, 2004
Chief Executive Officer
Vincent D. Kelly	(principal executive officer)

/s/ George W. Hale	Chief Accounting Officer	November 23, 2004
(principal financial and accounting
George W. Hale	officer)

Royce Yudkoff*	Chairman of the Board of Directors	November 23, 2004

Royce Yudkoff

David C. Abrams*	Director	November 23, 2004

David C. Abrams

James V. Continenza*	Director	November 23, 2004

James V. Continenza

Nicholas O. Gallopo*	Director	November 23, 2004

Nicholas O. Gallopo

Matthew Oristano*	Director	November 23, 2004

Matthew Oristano

Brian O’Reilly*	Director	November 23 2004

Brian O’Reilly

William E. Redmond, Jr.*	Director	November 23, 2004

William E. Redmond, Jr.

Samme L. Thompson*	Director	November 23, 2004

Samme L. Thompson

*Executed by Vincent D. Kelly as Attorney-in-fact. Original powers of attorney authorizing Vincent D. Kelly and George W. Hale and each of them to sign this Registration Statement and amendments hereto on behalf of the directors of USA Mobility indicated above are held by USA Mobility and available for examination pursuant to Item 302(b) of Regulation S-T.

INDEX TO EXHIBITS

Exhibit No.	Description of Document
4.1	Form of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed November 17, 2004)

4.2	Form of Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed November 17, 2004)

4.3	Specimen certificate of Registrant common stock, par value $0.0001 per share (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4, Registration No. 333-115769)

5.1	Opinion of Schulte Roth & Zabel LLP

23.1	Consent of Ernst & Young LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of KPMG LLP

23.4	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1)

99.1	Metrocall Holdings, Inc. 2003 Stock Option Plan

99.2	Arch Wireless, Inc. 2002 Stock Incentive Plan

99.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed November 17, 2004)

99.4	Power of Attorney